UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

AMERICAN DEFENSE SYSTEMS, INC.

(Name of Subject Company)

AMERICAN DEFENSE SYSTEMS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

025351107

(CUSIP Number of Class of Securities)

Kevin J. Healy

Chief Operating Officer, General Counsel and Secretary

420 McKinney Parkway
Lillington, North Carolina 27546
(910) 514-9701

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jeffrey R. Houle

David Clarke Jr.

DLA Piper LLP (US)

500 Eighth Street, NW

Washington, DC 20004

(202) 799-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a press release issued by American Defense Systems, Inc. on June 18, 2012:

American Defense Systems, Inc. Board of Directors to Review Unsolicited Tender Offer From Armor Defense Systems, Inc.

Stockholders Advised to Take No Action at this Time

Lillington NC June 18, 2012 – American Defense Systems, Inc. (“ADSI” or the “Company”) (OTCQB: ADFS) (PINKSHEETS: ADFS), a leading provider of advanced transparent and opaque armor, architectural hardening and security products for Defense and Homeland Security, today confirmed that Armor Defense Systems, Inc. (“Armor”) has commenced an unsolicited tender offer to acquire all the outstanding common shares of the Company in a cashless, tax-free one-for-one share exchange for shares of Armor.

The ADSI Board of Directors, in consultation with independent advisors, will carefully review and consider the offer. The Board intends to advise stockholders of its recommendation regarding the proposed tender offer within ten business days of the date on which Armor commenced the tender offer, by making available to stockholders and filing with the Securities and Exchange Commission a Schedule 14D-9. ADSI stockholders are advised to take no action at this time pending the review of the offer by the Company’s Board of Directors.

SAFE HARBOR STATEMENT

Certain statements in this release are “forward-looking statements” within the meaning of the rules and regulations of the U.S. Securities and Exchange Commission. Forward-looking statements provide current expectations of future events based on certain assumptions and actual results could differ materially from those expected. Forward-looking statements also include any statement that does not directly relate to any historical or current fact. ADSI undertakes no obligation to publicly update any forward-looking statement contained in this release, whether as a result of new information, future developments or otherwise, except as may be required by law.

We cannot guarantee that any forward-looking statement will be accurate. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could differ materially from our expectations. Investors are, therefore, cautioned not to place undue reliance on any forward-looking statement. Any forward-looking statement speaks only as of the date of this announcement, and, except as required by law, we do not undertake to update any forward-looking statement to reflect new information, events or circumstances.

Investors should consider this cautionary statement, as well as the risk factors identified in our periodic reports filed with the SEC, when evaluating our forward-looking statements.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. ADSI will file a solicitation/ recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND STOCKHOLDERS OF ADSI ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of these documents (when they are filed and become available) free of charge at the SEC’s website at www.sec.gov. ADSI also will provide a copy of these materials without charge on its website at www.adsiarmor.com.

CERTAIN INFORMATION REGARDING PARTICIPANTS

ADSI and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of ADSI’s directors and executive officers in ADSI’s Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on April 16, 2012 and the amendment to the Annual Report on Form 10-K, which was filed with the SEC on May 14, 2012. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

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Company Contacts:

Gary Sidorsky

Chief Financial Officer

American Defense Systems, Inc.

Tel 516.398.3664

gsidorsky@adsiarmor.com